UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 0-14819
                                                        CUSIP Number 760098 10 3

(CHECK ONE)
[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q and
Form 10-QSB  [ ] Form N-SAR

     For Period Ended: June 30, 2002

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

                          Rent-A-Wreck of America, Inc.
                            (Full Name of Registrant)

                                       N/A
                           (Former Name if Applicable)

                            10324 South Dolfield Road
                     (Address of Principal Executive Office)

                          Owings Mills, Maryland 21117
                           (City, State and Zip Code)
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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant cannot timely file its Form 10-QSB for the quarter ended June 30, 2002 because management needs additional time to prepare the report and complete the procedures to support the certification required pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Kenneth Blum, Sr.                           (410)          581-5755
     ---------------------------------------------------------------------------
           (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report net revenue of approximately $1.7 million, net income of approximately $51,000 and fully diluted earnings per share of $.01 for the quarter ended June 30, 2002. For the same period in the prior year, the Registrant reported net revenue of approximately $2.0 million, net income of approximately $398,953 and fully diluted earnings per share of $.07. The changes in the results of operations were primarily related to a reduction in sales volume as a result of decreased travel demands in the industry and certain costs and expenses arising from the Company's owned store located in Baltimore, Maryland.

                          Rent-A-Wreck of America, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002                   By: /s/ Kenneth L. Blum, Sr.
                                            -------------------------------
                                            Kenneth L. Blum, Sr.
                                            CEO and Chairman of the Board

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